Exhibit 99.1

Galmed Pharmaceuticals Reports Full Year 2014
Financial Results and Provides Business Update

-- Conference Call and Webcast Today at 8:30 a.m. EDT / 5:30 a.m. PDT --

TEL AVIV, Israel, March 31, 2015 – Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed”), a clinical-stage biopharmaceutical company focused on the development and commercialization of a once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones, today announced financial results for the 12 months ended December 31, 2014.

Fourth Quarter 2014 Highlights:

•	Hosted a key opinion leader event featuring a keynote address by Professor Rohit Loomba, MD, MHSc., who discussed the topic of advantages of early treatment of non-alcoholic steatohepatitis (“NASH”) to prevent the advancement of fibrosis and cirrhosis and the associated cardio-metabolic complications.
•	Announced the first administration of its drug candidate, aramchol, in its proof-of-concept Phase IIa clinical trial for the treatment of newly formed cholesterol gallstones in patients that recently underwent bariatric surgery.
•	Completed the statistical analysis of a pharmacokinetic study of three doses, including two high doses (400 mg and 600 mg), of aramchol in 66 healthy adult male volunteers. No serious adverse events were observed in the study.

Financial Summary – Full Year 2014 vs. Full Year 2013:

•	Net loss of $9.1 million, or $0.88 per share, for the year ended December 31, 2014, compared to a net loss of $17.5 million, or $3.45 per share, for the year ended December 31, 2013. The 2014 net loss included $0.6 million of non-cash stock-based compensation expense versus $10.9 million of non-cash stock-based compensation expense incurred in 2013.
•	Research and development expenses of $6.7 million for the year ended December 31, 2014, compared to $7.2 million for the year ended December 31, 2013. During 2014, an increase in chemistry and formulation studies and clinical studies, collectively totaling $5.1 million, was partially offset by a $4.3 million stock-based compensation expense that was reported in 2013.
•	General and administrative expenses of $2.5 million for the year ended December 31, 2014, compared to $7.4 for the year ended December 31, 2013. The decrease in 2014 primarily resulted from higher stock-based compensation in 2013 of $6.6 million versus $0.6 million in 2014, which was partially offset by increases in salaries and benefits, investor relations and business development, rent and office maintenance fees, and professional fees.
•	Cash and cash equivalents, short-term deposits and marketable securities totaled $32.0 million as of December 31, 2014, compared to $0.1 million at December 31, 2013. The increase in 2014 primarily resulted from our initial public offering that raised $39.8 million in net proceeds. Galmed continues to expect that its cash balance will be sufficient to maintain its current operations into 2017.

“During the fourth quarter of 2014, we continued to execute on our operating strategy according to plan,” stated Allen Baharaff, Galmed’s President and Chief Executive Officer. “Most importantly,” Mr. Baharaff continued, “we furthered the clinical alignment of our Phase IIb trial in NASH, or the ARREST Study, which has ultimately culminated in our successful initiation of the ARREST Study in February 2015. We were pleased to report that the statistical analysis of our pharmacokinetic study of aramchol at doses up to 600 mg demonstrated aramchol to be safe and well tolerated. In addition, we initiated our proof-of-concept clinical trial with aramchol for the treatment of cholesterol gallstones.”

Galmed’s multinational ARREST Study of aramchol is expected to take place in more than 70 centers in 12 countries, including the United States. Dr. Vlad Ratziu, an internationally acclaimed key opinion leader, from the University Pierre et Marie Curie in Paris, is the ARREST Study’s global principal investigator, and Dr. Rohit Loomba, from the University of California San Diego School of Medicine, is the ARREST Study’s U.S.-based principal investigator.

“More recently, we have added meaningfully to our leadership team,” continued Mr. Baharaff.” “Josh Blacher joined Galmed in October of last year. In addition to his function as the Company’s Chief Financial Officer, Mr. Blacher has implemented a fresh and proactive approach with the investment community, which is already beginning to bear fruit. Further, we have recruited an executive-level professional and experienced support staff to lead our expanded clinical activities in the United States.”

Mr. Baharaff concluded, “during the balance of 2015, we remain singularly focused on the highest quality, and timely execution of the ARREST Study. Overall, we are very pleased with the status of our clinical development programs and see great promise for a large and underserved market based on our progress to date.”

Conference Call Details

Galmed will host a conference call and webcast today at 8:30 a.m. EDT / 5:30 a.m. PDT to discuss its financial results and to provide an update on current developments with respect to its clinical program for aramchol. Investors interested in participating in the call can dial +1-888-430-8691 from the United States or +1-719-457-1035 for international callers, and use Conference ID 3525659. A replay will be available through April 14, 2015, by dialing +1-877-870-5176 (United States) or +1-858-384-5517 (international); Passcode 352565. A webcast will also be available at http://galmedpharma.investorroom.com/Galmed-Pharmaceuticals-Fourth-Quarter-2014-Conference-Call.

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development and commercialization of a novel, once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that Galmed believes constitutes a large unmet medical need.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include those identified under the heading “Risk Factors” included in Galmed’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the SEC, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Josh Blacher, CFO

Galmed Pharmaceuticals Ltd.

josh@galmedpharma.com

+1-646-780-7605

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets (audited)

U.S. Dollars in thousands, except share data and per share data

	As of December 31,
	2014	2013
Assets
Current assets
Cash and cash equivalents	$23,736	$137
Short-term deposits	6,000	–
Marketable securities	2,250	–
Other accounts receivable	165	16
Total current assets	32,151	153

Property and equipment, net	774	13

Total assets	$32,925	$166

Liabilities and stockholders’ equity (deficiency)
Current liabilities
Trade payables	875	1,355
Other accounts payable	243	334
Total current liabilities	1,118	1,689

Long-term liabilities
Related parties	400	428
Total long-term liabilities	400	428

Stockholders’ equity (deficiency)
Ordinary shares, par value NIS 0.01 per share; Authorized 50,000 shares; Issued and outstanding: 11,100,453 shares as of December 31, 2014	32	–
Ordinary shares, par value $1 per share Authorized 50,000 shares; Issued and outstanding: 9,739 shares as of December 31, 2013	–	10
Additional paid-in capital	68,116	25,681
Accumulated other comprehensive income	4	–
Accumulated deficit	(36,745)	(27,642)
Total stockholders’ equity (deficiency)	31,407	(1,951)

Total liabilities and stockholders’ equity (deficiency)	$32,925	$166

GALMED PHARMACEUTICALS LTD.

Condensed Statements of Operations (audited)

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2014	2013	2012
Research and development expenses	$6,664	$7,207	$2,443
General and administrative expenses	2,478	7,355	694
Capital loss	–	10	–
Total operating expenses	9,142	14,572	3,137
Financial expenses (income), net	(40)	2,912	6
Loss before income taxes	9,102	17,484	3,143
Income taxes	1	1	6
Net loss	$9,103	$17,485	$3,149
Other comprehensive income:
Net unrealized gain on available for sale securities	4	–	–
Comprehensive loss	$9,099	$17,485	$3,149

Basic and diluted net loss per share*	$0.88	$3.45	$0.63

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share*	10,323,686	5,069,466	4,955,837

*Retroactively adjusted to reflect the 729:1 share split, which occurred upon the consummation of the reorganization.

GALMED PHARMACEUTICALS LTD.

Notes to Condensed Statements of Operations (audited)

U.S. Dollars in thousands, except share data and per share data

Research and development expenses:

	Year ended December 31,
	2014	2013	2012
Chemistry and formulation studies	$3,923	$2,081	$1,759
Salaries and benefits	573	–	–
Stock-based compensation	–	4,285	–
Research and preclinical studies	865	711	409
Clinical studies	1,148	128	171
Regulatory and other expenses	155	2	104
Total R&D expenses	$6,664	$7,207	$2,443

General and administrative expenses:

	Year ended December 31,
	2014	2013	2012
Stock-based compensation	$601	$6,566	$208
Professional fees	625	496	1
Salaries and benefits	588	145	184
Traveling and conference costs	30	46	83
Rent and office-maintenance fees	284	46	38
Investor relations and business development	337	–	–
Other	13	56	67
Total G&A expenses	$2,478	$7,355	$694